Exhibit 99.31

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES YEAR-END 2012 CONFERENCE CALL

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

March 7, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) plans to report its fourth quarter and year-end 2012 financial and operating results and its year-end reserves via news release at or before approximately 6 a.m. MT (8 a.m. ET) on Thursday, March 14, 2013. Crescent Point management will host a conference call at 9 a.m. MT (11 a.m. ET) on March 14, 2013, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 877-240-9772 or 416-340-8527. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/4182 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 7759862. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

This news release is not for dissemination in the United States or to any United States news services.  The shares of Crescent Point have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, AB., T2P 3Y6